

Mail Stop 3720

June 20, 2007

Mr. Dickson Lee
Chief Executive Officer
L&L Financial Holdings, Inc.
720 3rd Avenue
Suite #1611
Seattle, WA 98014

> **Re:** **L&L Financial Holdings, Inc.**
> **Form 10-KSB for Fiscal Year Ended April 30, 2006**
> **Filed August 15, 2006**
>
> **Forms 10-QSB for Fiscal Quarters Ended July 31, 2006 and**
> **October 31, 2006**
> **File No. 0-32505**

Dear Mr. Lee:

We have reviewed your supplemental response letter dated June 15, 2007 as well as your filings and have the following comments. As noted in our comment letter dated February 9, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended April 30, 2006

Note 3. Business Combination

1. We note your response to prior comment 5. You disclose that the "Goodwill of LEK is not separable, even though it may be relevant to some vague notions, such as brand name, and the oil-free technology incorporated in LEK piston-type air compressors." You state in your response that this issue was addressed in the independent valuation. Please tell us and revise to disclose why there are no intangible assets apart from goodwill. It is still unclear to us why other intangible assets such as customer-related assets, brand name and oil-free technology are included in goodwill and can not be separated as required under paragraph 39 and A14-A28 of SFAS 141.

Form 8-K filed February 27, 2006

2.	We note your response to prior comment 9. Please revise (b) to refer to Regulation S-B.

Form 8-K filed November 13, 2006

3.	We note your response to prior comment 10. We understand that audited financial statements of KMC for the required periods under Item 310(c)(3) of Regulation S-B will be filed by June 29, 2007.

4.	We note your response to prior comment 12. Please revise the "Note" to disclose that the pro forma condensed statements of income for the six and twelve months give effect to the acquisition as of May 1, 2005.

*　*　*　*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director